Exhibit 23.2
Consent of Independent Auditors
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4) and related Joint Proxy Statement/Prospectus of R.H. Donnelley Corporation for the registration of shares of its common stock and to the incorporation by reference therein of our report dated January 31, 2003, with respect to the combined consolidated financial statements of the directory publishing operations of Sprint Corporation (Sprint Publishing & Advertising) as of and for the year ended December 31, 2002, included in R.H. Donnelley Corporation’s Annual Report (Form 10-K/A) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP

Kansas City, Missouri
November 4, 2005